

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2011

Zhao Chunfu
Vice General Manager, Secretary, and Director
China Linen Textile Industry, Ltd.
Chengdong Street
Lanxi County
Heilongjiang Province
People's Republic of China

> **Re: China Linen Textile Industry, Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed March 18, 2011**
> **File No. 333-171239**

Dear Mr. Zhao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 4

Corporate Structure, page 7

1. We note your response to comment six in our letter dated February 24, 2011 and the disclosure that Gao Ren may acquire all of the shares of Creation if Lanxi Sunrise's net income from January 1, 2010 to June 30, 2010 is no less than $2 million. Please tell us if Lanxi Sunrise achieved such level of net income. Please also clarify for us whether Section 1 of the agreement filed as Exhibit 10.15 automatically transfers Gabriele Sanesi's shares to Gao Ren, or whether Gao Ren must affirmatively exercise a right to receive such shares, upon satisfaction of the condition set forth in such section.

2. Please disclose on page 45, as you do on page 8, that Gabriele Sanesi has granted to Gao Ren an irrevocable right to exercise Gabriele Sanesi's rights as shareholder and director

of Creation. In addition, we note your statement that Gao Ren may "ultimately control Creation" if he acquires all or substantially all of the shares of Creation pursuant to the April 15, 2010 agreement. Given that Gao Ren has been granted an irrevocable right to exercise the rights of Creation's sole shareholder and director, it appears that Gao Ren already controls Creation; if true, please revise that statement to reflect that Gao Ren already controls Creation and may ultimately also own as record holder all of the stock of Creation pursuant to the April 15, 2010 agreement.

Selected Financial Data, page 24

3. We note your response to comment eight in our letter dated February 24, 2011. Please disclose the assumptions that you used in determining the amounts included in the "Adjusted Basis" column. Please also revise the capitalization table to include only those items of stockholders' equity and indebtedness that contribute to your capitalization. Please also disclose the amount of your common stock that will be outstanding on both an actual and an adjusted basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Capital Expenditures and Divestitures, page 30

4. We note your response to comment 11 in our letter dated February 24, 2011. We direct your attention to the fourth paragraph of this section where you disclose the amounts that you have invested in fixed assets for the periods indicated. Item 4.A.5 of Form 20-F requires you to describe, and disclose the aggregate amount invested in, principal capital expenditures from January 1, 2008 through the date of the registration statement. If, as you state in the first sentence of this section, additions to fixed assets are your principal capital expenditures, then please revise your disclosure accordingly.

Trend Information, page 39

5. We note your response to comment 14 in our letter dated February 24, 2011 and your statement that you increased sales prices in 2010. We also note your disclosure on page 32 that the $11 million increase in revenues from the period ended September 30, 2009 to the period ended September 30, 2010 is attributable to increased volume of sales of linen fabric and linen yarn. Please discuss the extent to which such $11 million increase in revenues was attributable to increased sales prices compared to increased sales volume. See Item 5.A.1 of Form 20-F.

Compensation, page 57

Executive Compensation, page 57

6. We note the disclosure that Stephen Monticelli received $24,000 in compensation for your fiscal year ended December 31, 2010. However, on page 80, you disclose that the value of the shares issued to Mr. Monticelli for his services was $114,000. Please reconcile the contradictory disclosures. In addition, please disclose the compensation earned by Messrs. Qi Shaofeng and Huang Xiaofang during their tenures as chief financial officer in 2010, or tell us why such disclosure is unnecessary.

Certain Relationships and Related Party Transactions, page 64

7. We note your response to comment 20 in our letter dated February 24, 2011. We note that you have disclosed related party transaction information between you and each of Harbin Sunshine Linen Textile Co., Ltd. and Harbin Zhongyi Sunshine Linen Co., Ltd. through the nine months ended September 30, 2010. Please disclose such information through the date of the registration statement. See Item 7.B of Form 20-F. In addition, the notes to the financial statements refer to related party transactions that occurred during the relevant time period and that do not appear to be disclosed in this section, such as Lanxi Sunrise's guarantee for Harbin Sunshine, various amounts owed to or due from Gao Ren and Songyuan Qianan Sunshine Linen Co., Ltd., and the control of Harbin Sunshine by Gao Ren's brother. Please tell us why such transactions are not required to be disclosed in this section, or revise this section to describe all such transactions.

Description of Share Capital, page 65

8. We note your response to comment 22 in our letter dated February 24, 2011. We reissue the first and fifth bullets of our comment. Please include a discussion of the material terms of your agreement with Island Stock Transfer from an investor's perspective and tell us whether you have plans to file the agreement.

Item 9. Undertakings, page 81

9. We note your response to comment four in our letter dated February 24, 2011. Notwithstanding Securities Act Rule 164, the undertakings that you provide should match the language of such undertakings set forth in Item 512 of Regulation S-K. Accordingly, please revise the undertaking provided pursuant to Item 512(a)(6) of Regulation S-K to match the language provided in such Item.

Exhibit 8.1

10. We note your response to comment 32 in our letter dated February 24, 2011. The revised number of ordinary shares does not match the number of ordinary shares being registered by the registration statement. Please revise.

11. We note your response to comment 33 in our letter dated February 24, 2011. The seventh paragraph, first sentence still states that counsel undertakes no obligation to update its opinion subsequent "to the date hereof" and counsel's opinion is dated December 17, 2010. Please delete the relevant limitations contained in the seventh paragraph or re-file the opinion on the date of effectiveness.

Exhibit 8.2

12. We note your response to comment 38 in our letter dated February 24, 2011. The revised number of ordinary shares does not match the number of ordinary shares being registered by the registration statement. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Lilyanna Peyser for

H. Christopher Owings
Assistant Director

cc: Benjamin Tan
        Sichenzia Ross Friedman Ference LLP